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Patterson Park
Houston, Texas

$0 raised

$100,000 min target ⓘ

Revenue Sharing Note
Investment Multiple: Up to 1.5x
Maturity: 48 months

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Highlights
Investment Terms
Company Description
Business Model
Location Analysis
History
The Team
Bonus Rewards
Gallery
Documents
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Highlights

One-of-a-kind natural setting for a refined, fun & casual bar with an expansive patio

- Secluded tree-lined view overlooking White Oak Bayou, situated just off of I-10 and minutes from downtown
- 5,000 sq ft outdoor patio space and plenty of TVs for game watching

Strong revenues forecasted with highly efficient business model

- Based off of proven "ice house" business model, focused on drinks and ambiance
- Kitchen-less concept, featuring food trucks, reduces overhead

Experienced operating team

- Newest venture from Lonnie Schiller, managing partner of Schiller Del Grande Restaurant Group and owner of The Grove at Discovery Green
- Space designed by Craig Schuster, formerly of the Pappas Restaurant Group

Investment Terms

Issuer	Type of Offering ⓘ	Offered By
Patio Bar One, LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min ⓘ	$100,000
Offering Max ⓘ	$350,000
Min Individual Investment ⓘ	$100
Type of Securities	Revenue Sharing Note
Investment Multiple ⓘ	Up to 1.5x
Revenue Sharing Percentage	3.0 - 4.7% Revenue Sharing Percentage means 3.0% of each month's monthly revenue if the offering amount is less than or equal to $225,000. If the offering amount is greater than $225,000, the Revenue Sharing Percentage means 4.7%.
Maturity ⓘ	48 months
Payments	Monthly
Security Interest ⓘ	Second lien on all assets of the business
Ownership % Represented by Securities	0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.
Early Payment Provision	If the Total Amount is paid back at least 12 months prior to the Maturity Date, the Investment Multiple is 1.4x.

Company Description



Executive Summary

The experienced team behind Patterson Park Patio Bar has developed a business plan that combines a unique hospitality concept with highly efficient operations. The key elements are:

The Setting

Patterson Park's unique wooded location is in the middle of the Houston Heights and Rice Military neighborhoods, the most rapidly growing area in Houston. It features 9,000 square feet of indoor and outdoor space with a large patio that is nestled high in the trees to the west. Adjacent to the property is the White Oak Bayou Trail, a popular destination being heavily invested in by the City of Houston. The location has impressive demographics and easy accessibility.



The Concept

Patterson Park will be a casual setting of indoor and outdoor spaces with a focus on a superior beverage program, a very friendly atmosphere and accommodating staff, and 40 big screen TVs for year-round sports. Our generous deck, large garage doors and outdoor-facing bar will take advantage of Houston's pleasant weather. Our competitive set of other Patio Bars are doing impressive sales volumes, even without the food component. Our goal is to be a Patio Bar Deluxe.

The Operating Plan

Having owned and operated restaurants for over 30 years, partner Lonnie Schiller has a deep understanding of what has worked and not worked in his restaurants. Patterson Park will use a highly efficient operating plan – one that replaces a full kitchen with a curated selection of Houston's best Food Trucks and other planned programming. This strategy significantly lowers both start-up costs and more importantly operating costs, increases our net margins and operational flexibility.

See pro forma on Pg. 15 of our Disclosure Statement

Land Ownership

By purchasing the land with an affiliated entity, the occupancy cost for Patterson Park will be significantly lower than a comparable leased location in the Heights – which also increases our net margins. This also allows management to reinvest in the customer experience by making improvements on their terms.

The Development Team

Lonnie, Brendan, and the Patterson Park team have a combined 100 years of hospitality ownership, operation, and design experience. Together, they will combine their skill sets to build a best in class customer experience and maximize margins with innovative management and operations.

Lonnie Schiller – Lonnie and his SDG Group partners built Café Express to 12 locations before selling to Wendy's International. He is currently CEO for the same group that owns The Grove and Lake House in Discovery Green in downtown Houston.

Brendan Murphy – Brendan is an established Energy Trader with a multi-national Houston based trading firm. He is also a Chartered Financial Analyst (CFA). Before trading Brendan spent 7 years in the high-volume bar and restaurant business in Charleston, Baltimore and Houston.

Craig Schuster – Craig is the project architect for Patterson Park. Craig has a thriving architecture firm focusing on high volume restaurants. His previous career was with Pappas Restaurant Group where he was lead designer for 21 years.

Candice Schiller – Candice is founder and principal in H3D Hospitality Design. She was lead designer for multiple concepts with the SDG Group including Café Annie, Café Express and The Grove. Candice is working with Craig Schuster on both interior and exterior design of Patterson Park.

Caroline Murphy – Caroline has over 10 years of front-of-the-house restaurant experience. She is also an accomplished artist and is also a talented graphic designer and website designer. Caroline will oversee a very active social media and outreach effort.

The Building & Design

The 4,000 square foot building will feature skylights and large garage doors which will open onto the main attraction, a 5,000 square foot deck with views looking into a stand of mature green trees – much like a tree house. It will be a dog friendly gathering spot with over 40 TVs for watching sports. At night the environment will transform as string lights illuminate the patio – ideal for drinks with friends or a casual date night.







The Trade Area

The population of the 3 mile trade area has grown at a rate of 4% per year to a current population of 159,345. Median income has increased from $23K per year to $75K per year since 2010 – a big increase and a sign of rapidly improving demographics - particularly as opposed to other more mature areas where income levels and population remain much more static. Over 230,000 cars per day pass the Patterson Street exit on the major highway, I-10, and over 30,000 cars per day pass directly by our location along the feeder road for I-10.

See detailed geo-analytics in our Location Analysis

White Oak Bayou Trail

Patterson Park is working with the Houston Parks Board to transform the adjacent trail- head into a beautiful green space in association with the $220 Million dollar Bayou Greenways Project. This would attract thousands more bikers, runners and walkers to Patterson Park each month. We would also work directly with the Greenways Project to have fundraisers and generally raise awareness of the project.

Business Model

Additional Review

Core Business

- Provide popular and artisanal beverages and impeccable service in a unique and comfortable environment. Systems and rigorous training programs will be in place form the beginning. Drinks will come out quickly, consistently and always with a smile.
- Outsource all food services to the best food trucks nightly, and other 3rd party chefs on selected nights. This reduces fixed and variable costs increasing margins and allowing us to focus on reinvesting in the customer experience. It also allows an evolving culinary experience for our customers.
- Own and control the property to have full alignment with the business. Lower occupancy cost in addition to higher margins - will also allow us to reinvest in the customer experience – with enhancements including additional on-site parking and a possible dog park.
- Focus on marketing, event planning and charity. Our goal is to sponsor bike rides, fun runs and bayou clean-up activities.
- On certain occasions Patterson Park will be available for private social and business events.

Drink Offerings

- Patterson Park will have Bartender-Created drinks along with the popular standards. – allowing the staff to be engaged in the business and to help create unique offerings.
- The RDG Margarita- an authentic margarita created by James Beard Award winning chef, Robert Del Grande
- We will have 6 specialty taps featuring organic wines, sparkling cocktails and nitro brew coffee on tap.
- Frozen drinks like frozen gin and tonics and frosé along with boozy popsicles for the summer
- There will be a daily Happy Hour cocktail as well as beer and wine specials.
- There will be a minimum of 40 Craft Beers, at least 18 on tap and wide variety of canned and bottle beer.

Food Offerings

- 2 Highly curated Food Trucks will always be at our dedicated food truck docks – designed especially for walk-up convenience. Cuisine types will vary but generally there will be one offering American standards – burgers, pizza, sandwiches; and one offering more exotic or ethnic fare.
- Patterson Park will have a strategic partnership with The Grove at Discovery Green to provide extraordinary offerings by top chefs for special events.
- In addition – other top chefs will be invited to serve and promote their cuisine at Patterson Park on selected evenings.

Atmosphere

Because of our setting along White Oak Bayou, the bright airiness of Patterson Park will be in contrast to the dark club-like atmosphere of some of our competitors. Inspired by the Bayou and elevated in the trees, Patterson Park will be a fun social environment, reminiscent of a treehouse for adults.

- 5,000 square feet of pristine outdoor deck
- 4,000 square feet of vibrant indoor area
- Total lot size of 46,000 square feet
- Over 70 on-site parking spaces, with 40 more spaces adjacent to property
- Total area will be able to accommodate over 350 guests
- Island bar, centrally located with stunning skylights inside and outdoor bar seating, unique in Houston
- Over 40 HD TVs for sports and other entertainment
- Patterson Park is being designed by Houston-based architect, Craig Schuster, a 20 year veteran of Pappas restaurant group and award winning designer, Candice Schiller.
- A rotation of Instagram worthy art installations and murals will be created and curated by in-house artist, Caroline Murphy

Site Plan & Elevation





Between the indoor and outdoor spaces, Patterson Park will be able to accommodate over 350 guests. An inside/outside bar will be positioned beneath skylights, letting in natural light during the day. Over 40 high definition televisions mounted around the building will make Patterson Park the perfect place to catch a game, while a stage for DJs and bands will help keep the tempo upbeat.

Patterson Park will have a constantly updated social calendar of activities including live music, guest bartenders and chefs, themed parties, and art shows. These, along with happy hours and game watching parties, will be another way to draw people in outside of prime weekend nights and be another reliable revenue stream.

Another significant revenue generator will be our ability to host private and corporate events – which we have learned through our association with The Grove in Discovery Green is highly profitable.

Location Analysis



Schiller and Murphy decided on 2205 Patterson Street as the location for Patterson Park after Brendan and his wife became one of the many young families to move into The Heights.

The selection of the Patterson Street site presented several challenges, most significantly purchasing 5 different tracts of land simultaneously with an affiliated entity. It was worth it, however, given the green setting, its proximity to the Heights, Rice Military and very easy access from I-10 (including a Patterson Street exit sign coming from East and West). The addition of the white Oak Bayou Trail at the end of the street is a bonus that will continue to pay off as the trail is further developed by the Houston Parks Department and the Bayou Greenways Project.

The Heights area has become known recently as a destination in Houston for foodies, creatives, and fans of the classic one- and two-story family houses that make up the majority of the area's residences. Its central location and fantastic proximity to the heart of downtown via I-10 has helped it flourish, and in 2017, Eater declared the greater Heights neighborhood the city's hottest for dining.

As another source of comparison, the graph below compares several key trade area metrics of Patterson Park with two other highly successful Patio Bars – each using a similar operating plan.

Greater Heights/Rice Military Demographic





Demographics	1 mile	3 miles	5 miles
Active Population	22,643	169,179	468,537
Average HH Income	$141,015	$135,321	$122,401
Residential Count	11,128	84,757	212,631
Growth Since 2010 Census	34.53%	27.13%	26.28%

Highway Access





Site Location



History


Fall 2018
Land purchased


Fall 2019
Construction began


Spring 2020
Anticipated opening

Meet the Team


Lonnie Schiller
CEO

Lonnie is the CEO of the Schiller Del-Grande restaurant group and has over 30 years of experience owning and operating over 10 different restaurant concepts. The SDC group created the concept and built Café Express, growing the business to several locations before a successful exit to Wendy's. They successfully launched and sold Rio Ranch as well, and they have owned and operated Café Annie, the celebrated restaurant in the Galleria, for nearly three decades. In 2008, Schiller and team opened The Grove at Discovery Green in downtown Houston, and it remains one of the busiest venues for events and social gatherings in the city. Schiller was also a co-founder of CultureMap.com, a digital media company.

Brendan Murphy
COO

Brendan is passionate about hospitality and draws inspiration from over 7 years working in high-volume restaurants and bars in influential cities such as Charleston, Baltimore and Houston. He also has established a career in finance and energy, building a strong analytical foundation as a Chartered Financial Analyst with a multinational oil and gas company. His foray in the corporate world has given him a knack for seeking out inefficiencies and finding ways to ensure profitability in various operations.

Candice Schiller
LEAD DESIGNER

- Principal and partner in H3D Hospitality Design and Schiller Del Grande Restaurant Group
- Director of Design for all SDG Portfolio groups including Café Express, Café Annie, and The Grove
- Her design for The Grove won Best Interior Design by My Table Magazine in 2008
- She was Awarded the prestigious ASID Award for Best Design

Craig Schuster
ARCHITECT

- Lead architect at H3D Hospitality design
- Was Director of Restaurant Design for 21 years for Pappas Restaurant Group, one of the most successful restaurant groups in Texas
- Has designed over 150 restaurants across the United States





Caroline Murphy
GRAPHIC DESIGN AND HOSPITALITY

- In-house graphic designer and artist for Patterson Park
- Accomplished painter, having sold over 50 paintings and commissions for both individuals and restaurant concepts in Houston, TX and Palm Beach, FL
- Designed several websites for food and beverage concepts
- Over 10 years of front of house bar and restaurant expertise

Bonus Rewards

EARLY BIRD REWARD `25 REMAINING`

First 25 investors who invest $2,500 or more will receive:

- Patterson Park Silver Level Investor Card worth 10% off all visits forever
- Exclusive Patterson Park Investor Beer Mug
- 2 Tickets to NextSeed Investor Party
- Your name on the Patterson Park Investor Wall

INVEST

$1,000+

- 2 Tickets to NextSeed Investor Party
- Your name on the Patterson Park Investor Wall

INVEST

$2,500+

- Exclusive Patterson Park Investor Beer Mug
- 2 Tickets to NextSeed Investor Party
- Your name on the Patterson Park Investor Wall

INVEST

$5,000+

- Patterson Park Silver Level Investor Card worth 10% off all visits forever
- Exclusive Patterson Park Investor Beer Mug
- 2 Tickets to NextSeed Investor Party
- Your name on the Patterson Park Investor Wall

INVEST

$10,000+

- Patterson Park Gold Level Investor Card worth 15% off all visits forever
- Exclusive Patterson Park Investor Beer Mug
- 2 Tickets to NextSeed Investor Party
- Your name on the Patterson Park Investor Wall

INVEST

$25,000+

- Your own named and engraved barstool
- Patterson Park Platinum Level Investor Card worth 25% off all visits forever
- Exclusive Patterson Park Investor Beer Mug
- 2 Tickets to NextSeed Investor Party
- Your name on the Patterson Park Investor Wall

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are